Exhibit 99.1

PRESS RELEASE

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CZN-TSX	FOR IMMEDIATE RELEASE
CZICF-OTCQB	July 31, 2014

CANADIAN ZINC ANNOUNCES THE CLOSING OF $15.8 MILLION BOUGHT DEAL FINANCING

● Gross Proceeds of $10,000,200 raised from the sale of Units
● Gross Proceeds of $5,750,920 raised from the sale of Flow-Through Shares

Vancouver, British Columbia, July 31, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce that it has closed its previously announced bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and including Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the ("Underwriters").

The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,200, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,750,920, including 1,974,000 FT Shares issued upon the exercise of the over-allotment option by the Underwriters in respect of the FT Shares. The Underwriters have 30 days during which they may exercise the balance of the over-allotment option to acquire up to 4,285,800 additional Units.

In total, the gross proceeds of the Offering amount to $15,751,120.

Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

The net proceeds from the Units will be used to advance the Prairie Creek Mine development towards production by initiating an underground development program, opening the winter access road, completing the optimization study already initiated, posting reclamation security and undertaking engineering and preliminary procurement.

The net proceeds from the FT Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Tax Act, that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2015. The funds are intended to be used to undertake exploration programs on the Prairie Creek Property with the goal of increasing mineral reserves and resources and to expand the potential at the company’s VMS properties in central Newfoundland.

Following completion of the Offering, Canadian Zinc has 218,047,709 common shares issued and outstanding.

The FT Shares and the Units have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer of securities for sale in the United States or to U.S. persons.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012, revised July 23, 2014).

A Preliminary Feasibility Study was completed by SNC-Lavalin in July 2012. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

Canadian Zinc also owns an extensive land package in central Newfoundland that includes the South Tally Pond project, which hosts the Lemarchant deposit, the Tulks South project and the Long Lake project. Exploration programs are ongoing on key central Newfoundland properties.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, statements regarding the use of proceeds of the Offering. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.